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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                         Data Research Associates, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    237853106
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                                 (CUSIP Number)

                                   Larry Smith
                             c/o SIRSI Corporation,
                           101 Washington Street, SE,
                            Huntsville, AL 35801-4827
                              phone: (256) 704-7000

                                 with a copy to:

                             Adam K. Weinstein, Esq.
                                 O'Sullivan LLP,
                        30 Rockefeller Plaza, 27th Floor,
                               New York, NY 10112
                              phone: (212) 408-2491
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 29, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies of this statement are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










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CUSIP No.    237853106
--------------------------------------------------------------------------------

  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       CEA Capital Partners USA, L.P.
--------------------------------------------------------------------------------

  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
  3.   SEC Use Only
--------------------------------------------------------------------------------
  4.   Source of Funds (See Instructions)                               BK, SC

--------------------------------------------------------------------------------
  5.   Check if Disclosure of Legal Proceedings Is Required
       Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.   Citizenship or Place of Organization
                                                                        Delaware
--------------------------------------------------------------------------------
 Number of        7.   Sole Voting Power                                      0
 Shares
 Beneficially   ----------------------------------------------------------------
 Owned by Each    8.   Shared Voting Power
 Reporting                                                                  100*
 Person With    ----------------------------------------------------------------
                  9.   Sole Dispositive Power                                 0

                ----------------------------------------------------------------
                 10.   Shared Dispositive Power                             100*

--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person          100*
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)                    100%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
                                                                              PN
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CUSIP No.    237853106
--------------------------------------------------------------------------------

  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       CEA Capital Partners USA CI, L.P.
--------------------------------------------------------------------------------

  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.   SEC Use  Only
--------------------------------------------------------------------------------
  4.   Source of Funds (See Instructions)                                BK, SC

--------------------------------------------------------------------------------
  5.   Check if Disclosure of Legal Proceedings Is Required
       Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.   Citizenship or Place of Organization
                                                                  Cayman Islands
--------------------------------------------------------------------------------
 Number of        7.   Sole Voting Power                                      0
 Shares
 Beneficially   ----------------------------------------------------------------
 Owned by Each    8.   Shared Voting Power                                  100*
 Reporting
 Person With    ----------------------------------------------------------------
                  9.   Sole Dispositive Power                                 0

                ----------------------------------------------------------------
                 10.   Shared Dispositive Power                             100*

--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person          100*
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)                    100%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
                                                                              PN
--------------------------------------------------------------------------------



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CUSIP No.    237853106
--------------------------------------------------------------------------------

  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       CEA Investment Partners, L.P.
--------------------------------------------------------------------------------

  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.   SEC Use Only
--------------------------------------------------------------------------------
  4.   Source of Funds (See Instructions)                                BK, SC

--------------------------------------------------------------------------------
  5.   Check if Disclosure of Legal Proceedings Is Required
       Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.   Citizenship or Place of Organization
                                                                        Delaware
--------------------------------------------------------------------------------
 Number of        7.   Sole Voting Power                                      0
 Shares
 Beneficially   ----------------------------------------------------------------
 Owned by Each    8.   Shared Voting Power                                  100*
 Reporting
 Person With    ----------------------------------------------------------------
                  9.   Sole Dispositive Power                                 0

                ----------------------------------------------------------------
                 10.   Shared Dispositive Power                             100*

--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person          100*
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)                    100%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
                                                                              PN
--------------------------------------------------------------------------------



--------------------------
* McGuire Acquisition Inc. acquired 4,438,648 shares in the offer of which 15,992 were tendered pursuant to Notice of Guaranteed Delivery. Subject to holders' rights to demand payment of the fair value under applicable Missouri law, approximately 61,556 shares were converted in the merger into the right to receive $11.00 per share in cash. Each of the 100 shares of McGuire Acquisition Inc. held by SIRSI Corporation was converted into one share of the surviving corporation.


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CUSIP No.    237853106


      This Amendment No. 2 to Schedule 13D relates to the common stock, par value $0.01 per share (the "COMMON STOCK") of Data Research Associates, Inc., a Missouri corporation (the "ISSUER"), and is being filed by CEA Capital Partners USA, L.P., a Delaware limited partnership, CEA Capital Partners USA CI, L.P., a Cayman Islands limited partnership, and CEA Investment Partners, L.P., a Delaware limited partnership (collectively, the "REPORTING PERSONS") to amend the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 25, 2001 and amended on August 10, 2001 (the "SCHEDULE 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meaning set forth in Schedule 13D.


Item 4.     PURPOSE OF TRANSACTION

            Item 4 is hereby amended and supplemented to add the following information:

            On August 21, 2001, the Issuer, the Purchaser and Parent amended the Merger Agreement to provide for the following:

o The change of the Minimum Condition as set forth in the Offer to Purchase ("Offer to Purchase") filed as an exhibit to Schedule TO on July 25, 2001, as amended August 10 and as amended August 22, 2001 by Supplement No. 1 to the Offer to Purchase filed as an exhibit to the Schedule TO filed August 22, 2001, which is incorporated herein by reference.

o The elimination of Purchaser's and Parent's obligation to provide for a subsequent offering period if more than 75% of the outstanding shares of Common Stock, on a fully diluted basis, but less than 90% of the outstanding shares of Common Stock, had been validly tendered and not properly withdrawn prior to the Expiration Date.

o The elimination of the limitation the liability of Purchaser and Parent if they had not received the financing contemplated by an existing binding commitment letter prior to the Expiration Date and all of the conditions to the Offer are satisfied or waived. Previously, the liability in such event was limited to $1 million plus reimbursement of reasonable out-of-pocket expenses.

o The elimination of the Issuer's obligation to provide Purchaser and Parent with a bridge loan upon consummation of the Offer.

The Tender Offer expired at 12 Midnight, New York City Time, on August 28, 2001. The Merger was consummated on August 29, 2001. The Purchaser acquired 4,438,648 shares in the offer of which 15,992 were tendered pursuant to Notice of Guaranteed Delivery. Subject to holders' rights to demand payment of the fair value under applicable Missouri law, approximately 61,556 shares were converted in the merger into the right to receive $11.00 per share in cash. Each of the 100 shares of the Purchaser held by SIRSI Corporation was converted into one share of the surviving corporation. As a result of the consummation of the Merger, each of the Reporting Entities beneficially owns 100 Shares, or approximately 100% of the issued and outstanding Shares.



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CUSIP No.    237853106

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5(a) is amended and restated in its entirety as follows:

(a) Each of the Reporting Entities beneficially owns 100 Shares or approximately 100% of the issued and outstanding Shares.


Item 7.   MATERIAL TO BE FILED AS AN EXHIBIT

          Item 7 is hereby amended and supplemented to add the following exhibits:

          Exhibit K: Fourth Amendment to the Agreement and Plan of Merger, dated as of August 21, 2001 (incorporated by reference to Schedule TO filed by the Purchaser August 22, 2001)

          Exhibit L: Text of Press Release, dated August 29, 2001, issued by the SIRSI (incorporated by reference to Schedule TO filed by the Purchaser August 29, 2001)

          Exhibit M: Offer to Purchase, dated July 25, 2001 (incorporated by reference to the Schedule TO filed by Purchaser July 25, 2001)

          Exhibit N: Supplement No. 1 to the Offer to Purchase, dated August 21, 2001 (incorporated by reference to the Schedule TO filed by Purchaser August 22, 2001)




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CUSIP No.    237853106


SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13D may be filed jointly on behalf of each of the Reporting Entities Parent.

      Dated as of the 29 day of August, 2001.



                                          CEA CAPITAL PARTNERS USA, L.P.
                                          By:  Seaport Associates, LLC, its
                                          authorized  representative


                                          /s/ William K. Luby
                                          -------------------------
                                          Name:  William K. Luby
                                          Title: President



                                          CEA CAPITAL PARTNERS USA CI, L.P.
                                          By:  Seaport Associates, LLC, its
                                          authorized representative


                                          /s/ William K. Luby
                                          -------------------------
                                          Name:   William K. Luby
                                          Title:  President



                                          CEA INVESTMENT PARTNERS, L.P.
                                          By: CEA Global  Partners,  LLC, its
                                          general partner


                                          /s/ David A. Burns
                                          -------------------------
                                          Name:   David A. Burns
                                          Title:  President



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